Exhibit 99.2

KEEGAN RESOURCES INC.

1204 - 700 West Pender Street
Vancouver, BC V6C 1G8
Telephone: (604) 683-8193 / Facsimile: (604) 683-8194

INFORMATION CIRCULAR

(as at Monday August 27, 2007, except as indicated)

SOLICITATION OF PROXIES

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special meeting (the "Meeting") of Keegan Resources Inc. (the "Company") to be held on Monday October 1, 2007 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 shares divided into 100,000,000 common shares without par value of which 23,316,453 are issued and outstanding, and 100,000,000 preferred shares without par value, of which none are issued and outstanding. The common shares in the capital of the Company carry the right to one vote.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

	Principal Occupation or		Number of Common
	employment and, if not a		Shares beneficially
	previously elected		owned, directly or
Name, Jurisdiction of	Director, occupation	Previous Service	indirectly, or
Residence and Position	during the past 5 years	as a Director	Controlled or directed
Daniel T. McCoy	Geologist	Since November 25, 2004	21,685
British Columbia, Canada
President, Chief
Executive Officer and
Director
Gordon J. Fretwellc	Lawyer	Since February 24, 2004	92,500
British Columbia, Canada
Director and Secretary
Tony Riccic	Chartered Accountant	Director since December	3,000
British Columbia, Canada		8, 2005
CFO and Director
Richard J. Haslinger	Geological Engineer &	Since May 11, 2004	75,000
British Columbia, Canada	Project Manager
Director
Robert McLeodc	Geologist	Since February 23, 2005	23,500
British Columbia, Canada
Director

1 Member of the audit committee.

No proposed director:

(a)
is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director except in the case of Gordon Fretwell who was a director of Pine Valley Mining Corporation which filed for protection under the Companies Creditors Arrangement Act during the year following Mr Fretwell's resignation as a director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at March 31, 2007 and the other three most highly compensated executive officers of the Company as at March 31, 2007 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table**
**Denominated in US Dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
				Other	Under	Shares/Units
NEO				Annual	Option/	Subject to		All Other
Name				Compen-	SAR's	Resale	LTIP	Compen-
and		Salary	Bonus	sation	Granted1	Restrictions	Payouts	sation
Principal Position	Year	($)2	($)3	($)5	(#)	($)	($)	($)4
Daniel McCoy	2007	81,336	NIL	NIL	225,000	NIL	NIL	20,817
President and CEO	2006	95,180	NIL	NIL	NIL	NIL	NIL	17,127
	2005	13,335	20,000	NIL	350,000	NIL	NIL	4,083
Tony Ricci	2007	N/A	N/A	31,213	25,000	N/A	N/A	NIL
CFO	2006	N/A	N/A	30,943	75,000	N/A	N/A	NIL
	2005	N/A	N/A	N/A	NIL	N/A	N/A	NIL

1
On February 3, 2005 the Issuer granted to Daniel McCoy 350,000 incentive stock options exercisable at $0.92 per share expiring on February 3, 2010. On November 22, 2005 the Issuer granted to Tony Ricci 75,000 incentive stock options exercisable at $1.16 per share expiring on November 21, 2010.

2	Salary is stated in U.S. dollars at a rate of USD $6,667 per month. This monthly rate was raised to USD$7,000 as of November 2006.
3	Daniel T. McCoy received a one time Signing Bonus of USD $20,000 paid on January 31, 2005.
4	Medical plan expenses.

Pursuant to the terms of a Consulting Agreement entered into on March 31, 2005 between the Company and Daniel T. McCoy, the Company paid cash compensation to Mr. McCoy of USD$81,336. Under the terms of the Consulting Agreement, Mr. McCoy recieves a monthly fee of USD$6,667 plus medical expenses. As of December 2006 Mr. McCoy's compensation was increased to USD$7,000 plus medical expenses. Under the terms of the Consulting Agreement, the Company or Mr. McCoy may terminate the Agreement by providing termination notice equal to or in excess of four weeks.

The Company has no pension plan and no standard or other arrangement for compensation to the Directors and Officers of the Company except the granting of stock options. The following table sets forth particulars of stock options granted by the Company to the other Directors and Officers (other than the Named Executive Officers).

Names of Other		Number of	Exercise
Directors &	Date of Grant	Common	Price	Expiry Date
Officers		Shares
Richard Haslinger	November 10, 2006	125,000	$2.44	November 10, 2011
Gordon J. Fretwell	November 10, 2006	25,000	$2.44	November 10, 2011
Michael Bebek	November 10, 2006	50,000	$2.44	November 10, 2011
Robert McLeod	November 10, 2006	50,000	$2.44	November 10, 2011

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

NEO	Securities,	Percentage of Total	Exercise or	Market Value of	Expiration Date
Name	Under	Options/SARs	Base Price	Securities
and	Options/SA	Granted to	($/Security)	Underlying
Principal Position	Rs Granted	Employees in		Options/SARs on
		Financial Year		the Date of Grant
Daniel McCoy	225,000	16.7%	$2.44	$2.44	November 10, 2011
President, CEO, Director
Tony Ricci	25,000	1.8%	$2.44	$2.44	November 10, 2011
CFO and Director

The Options are subject to a Vesting schedule. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 25% of the Option upon TSX Venture Exchange approval and 12 1/2% every quarter thereafter which is the vesting period that was adopted by the directors of the Company.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company entered into a Consulting Agreement with Daniel T. McCoy, in the capacity of President and CEO. Under the terms of the Consulting Agreement, Mr. McCoy recieves a monthly fee of US $6,667 plus all out of pocket expenses incurred (this amount was increased to US$7,000 as of December 2006). Mr. McCoy oversees all exploration initiatives, property acquisitions, obtaining exploration permits, mine development certificates, stragegic planning and environmental/government affairs, organization, coordination and completion of project prefeasability studies and operation/financial business administration as required. Mr. McCoy may terminate the agreement without penalty by giving the Company four weeks written notice.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

At the end of the company's most recently completed fiscal year, the company does not have any compensation plans under which equity securities of the company are authorized for issuance.

CORPORATE GOVERNANCE PRACTICES

Corporate governance refers to the policies and structure of the board of directors of the Company (the "Board"), whose members are elected by and are accountable to the shareholders of the Company. Good corporate governance requires establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management and values of the Company. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making. Regulatory Guidelines (the "Guidelines") require annual disclosure of the Company's approach to corporate governance, and where it differs from the Regulatory Guidelines, the differences and the reasons for the differences should be explained. The following outlines the Company's current corporate governance practices with respect to various matters.

Constitution and Functioning of the Board of Directors

The proposed Board will be currently comprised of 5 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of a corporation in the mining industry, which has both exploration and production operations.

Under the Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the corporation. Under the Guidelines, a director who is also a member of day-to-day management is a related director.

The Board of Directors has considered the relationship to the Company of each of its nominees for election and has determined that one of the proposed directors is independent and an unrelated director, namely Mr. Robert McLeod. The other four directors of the Company are considered to be non- independent. Given the nature of the Company's exploration business, which is carried out significantly by third party contractors, none of the officers of the Company can be considered to be employed by the Company on a full-time basis. The Board is satisfied as to the extent of independence of its members.

The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management.

Directorships

Daniel T. McCoy	No other directorships held
Gordon J. Fretwell
Director of Benton Resources Corp.
Director of Bell Resources Corporation
Director of Continental Minerals Corporation
Director of Grandcru Resources Corporation
Director of Icon Industries Ltd.
Director of International Royalty Corporation
Director of Lignol Energy Corporation
Director of Quartz Mountain Resources Ltd.
Director of Rockwell Ventures Inc.
Director of Northern Dynasty Minerals Ltd.
Director of Meritus Minerals Ltd.

Tony Ricci	No other directorships held
Richard J. Haslinger	No other directorships held
Robert McLeod	Director of Full Metal Minerals Ltd.

Mandate of the Board of Directors, its Committees and Management

The Board of Directors is responsible for overseeing the overall management of the Company and for the conduct of the Company's affairs generally. The Board actively participates in the strategic planning process and is responsible for overseeing management's day-to-day operation of the Company. The Board is responsible for identifying the principal risks of the Company's business and ensuring the implementation of appropriate of systems to manage these risks. The Board looks to senior management to keep it apprised of all significant developments affecting the Company and its operations. All major acquisitions, dispositions and investments, as well as financings and other significant matters outside the ordinary course of the Company's business, are subject to approval by the Board. The Board is also responsible for succession planning of management, although this is not currently considered to be of singular importance given the relative age of the Company's current principal operating officers and directors. Finally, the Board is responsible for the implementation of a communications policy for the Company, and for the integrity of the Company's internal control, management information and public disclosure systems.

The Board and the Chief Executive Officer have not, to date, adopted a formal mandate for the Chief Executive Officer, as the responsibilities of such office are well understood by both the Board and management. There are no specific mandates for the Board, although the Board of Directors has ultimate responsibility for all aspects of the Company.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered to be material to the Company. Any property acquisitions and significant exploration programs receive the approval of the plenary Board of Directors.

Corporate Governance Policies and Procedures

The Board of Directors has developed a set of Corporate Governance Policies and Procedures to promote the effective functioning of the Board and its Committees and to set forth a common set of expectation as to how the Board should manage its affairs and perform its responsibilities with a view to compliance with the Guidelines. The Corporate Governance Policies and Procedures have been tabled before the Board of Directors and are being reviewed prior to their finalization and formal adoption. Among other things, the Corporate Governance Policies and Procedures establish procedures for evaluation of members of the Board, corporate information and trading policies, a code of ethics, a business conduct policy for Board and executive members, corporate whistleblower protection for employees who voice concerns over ethical matters, and mandates for the various Committees of the Board.

These policies are designed to ensure that corporate disclosures are accurate, timely, double-checked and duly authorized. The corporate ethics policy establish high standards for the conduct of management and all employees to ensure that the integrity and reputation of the Company remains paramount in the minds of all Company personnel. The Company will not tolerate any dishonest or unethical conduct and expects dedication and accountability from every staff member.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountant, of Suite 604, 750 West Pender Street, Vancouver, B.C., V6C 2T7 is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amisano Hanson, Chartered Accountant, was first appointed as auditor on November 23, 2005.

AUDIT COMMITTEE

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls, the resolution of issues identified by the Company's auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company.

Composition of Audit Committee

The Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or of an affiliate of the Company. The Company's current Audit Committee consists of Gordon J. Fretwell, Tony Ricci and Robert McLeod of which (Mr. McLeod) is independent. Multilateral Instrument 52-110 Audit Committees, ("MI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Charter

The Company has not yet adopted an audit committee charter.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)	an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre-approval policy requiring that the Audit Committee pre- approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Audit Fees

The following table sets forth the fees paid by the Company to Amisano Hanson, Chartered Accountants, for services rendered in the last two fiscal years:

	Fiscal 2007	Fiscal 2006
	$	$
Audit Fees	$29,401.01	$17,700.00

Audit Related Fees	Nil	$20,000.00
Tax Fees*	$927.50	Nil
All Other Fees	Nil	Nil
Totals	$30,328.51	$37,700.00
* Fees for Fiscal 2006 and Fiscal 2007 paid in Fiscal 2007

Exemption

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.	Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 2,774,683 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company currently has options outstanding under its Plan to purchase 2,702,315 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 2,774,683 to 4,663,290. If the amendment is approved, there will be 2,702,315 options outstanding to purchase shares issued under the Plan and an additional 1,960,975 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a)	to all optionees under the Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b)	to all insiders as a group may not exceed 20% of the issued shares; and

(c)	to any one individual may not exceed:

(i)	5% of the issued shares on a yearly basis; and

(ii)	2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED THAT the Company amends its Stock Option Plan to increase the number of shares reserved for issuance under the Plan from 2,774,683 to 4,663,290".

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED THAT by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

During the next year, the Company may grant additional stock options under its Stock Option Plan, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Subject to the approval of the members of the Company's proposed new Stock Option Plan, the number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 683-8193 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (British Columbia)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 27th day of August, 2007

BY ORDER OF THE BOARD OF DIRECTORS
OF KEEGAN RESOURCES INC.

"Daniel T. McCoy"
Daniel T. McCoy
President and Chief Executive Officer